                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                      SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


          For the transition period from ______________ to ____________


Commission file number 0-1088

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              KELLY RETIREMENT PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              KELLY SERVICES, INC.
                            999 WEST BIG BEAVER ROAD
                              TROY, MICHIGAN 48084

                              REQUIRED INFORMATION

Kelly Retirement Plus (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.



                                                                                        Page
                                                                                       Number
                                                                                       ------
(a)    Financial Statements of the Plan

         Report of Independent Accountants                                               4

         Statements of Net Assets Available for Benefits -
              December 31, 1999 and December 31, 1998                                    5

         Statement of Changes in Net Assets Available for Benefits
              Year Ended December 31, 1999                                               6

         Notes to Financial Statements                                                   7



(b)    Schedules *

         Assets Held for Investment Purposes as of
              December 31, 1999                                                         14

         Reportable Transactions                                                        15



*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services Retirement Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    KELLY RETIREMENT PLUS

                                    By:  Kelly Services Retirement Committee





June 23, 2000                       /s/ W. K. Gerber
                                    -------------------------------------------


                                    William K. Gerber

                                    Executive Vice President and
                                    Chief Financial Officer
                                    (Principal Financial Officer and
                                    Principal Accounting Officer)

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Kelly Retirement Plus

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kelly Retirement Plus (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1999 and of Reportable Transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
-------------------------------
PRICEWATERHOUSECOOPERS LLP
DETROIT, MICHIGAN
JUNE 20, 2000

                              KELLY RETIREMENT PLUS


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                   DECEMBER 31,
                                                                           1999                    1998
                                                                     -----------------      ------------------

                                                                             (In thousands of dollars)

INVESTMENTS
Cash and cash equivalents                                            $              45      $              340
Investments, at fair value                                                      79,866                  67,792
                                                                     -----------------      ------------------

     Total investments                                                          79,911                  68,132
                                                                     -----------------      ------------------



RECEIVABLES
Employer contributions                                                           2,028                   2,003
Participant contributions                                                          244                      24
                                                                     -----------------      ------------------


     Total receivables                                                           2,272                   2,027
                                                                     -----------------      ------------------



Net assets available for benefits                                    $          82,183      $           70,159
                                                                     =================      ==================



The accompanying notes are an integral part of these financial statements.

                              KELLY RETIREMENT PLUS


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                                                     DECEMBER 31, 1999
                                                                               -----------------------------
                                                                                   (In thousands of dollars)
ADDITIONS
Additions to net assets attributed to:
 Investment income:
  Interest                                                                     $                           9
  Dividends                                                                                            1,050
  Unrealized/realized gains                                                                           17,067
                                                                               -----------------------------

                                                                                                      18,126
                                                                               -----------------------------

 Contributions:
  Employer                                                                                             3,488
  Participant                                                                                          6,479
                                                                               -----------------------------

                                                                                                       9,967
                                                                               -----------------------------


     Total additions                                                                                  28,093
                                                                               -----------------------------


DEDUCTIONS
Deductions from net assets attributed to:
  Benefits paid to participants                                                                        7,288
  Unrealized/realized losses                                                                           8,781
                                                                               -----------------------------


     Total deductions                                                                                 16,069
                                                                               -----------------------------


     Net increase                                                                                     12,024

Net assets available for benefits as of
 December 31, 1998                                                                                    70,159
                                                                               -----------------------------


Net assets available for benefits as of
 December 31, 1999                                                             $                      82,183
                                                                               =============================



The accompanying notes are an integral part of these financial statements.

KELLY RETIREMENT PLUS

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars)
--------------------------------------------------------------------------------

1.     ACCOUNTING PRINCIPLES AND PRACTICES

       BASIS OF ACCOUNTING
       The financial statements of Kelly Retirement Plus (the Plan) have been prepared on the accrual basis in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates. Actual results could differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       Plan investments are stated at fair value as of the last day of the Plan year. The Plan's mutual fund investments are valued based on quoted market prices. The Bank One Stable Asset Income Fund is valued at the unit price, as determined by Bank One, the plan trustee, which represents fair value. Employer contributions are recorded in the period during which they were approved by the Board of Directors of Kelly Services, Inc. (the Company). Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings; matching company contributions are recorded in the same period. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

KELLY RETIREMENT PLUS

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars)
--------------------------------------------------------------------------------

2.     INVESTMENTS

       The following table presents investments that represent 5% or more of the Plan's net assets.


                                                                              1999                   1998
                                                                       ------------------     ----------------
Registered Investment Companies:
   Stable Asset Income Fund                                            $            6,272     $          5,701
   One Group Intermediate Bond Fund                                                 4,377                    -
  *One Group Investor Growth & Income Fund                                         17,959                    -
   One Group Equity Index Fund                                                     31,765                    -
   One Group Large Cap Growth Fund                                                  8,820                    -
   One Group Diversified Mid Cap Fund                                               7,439                    -
   One Group Mid Cap Value Fund                                                     1,983                    -
   Pegasus Equity Index Fund                                                            -               27,306
   Pegasus Intermediate Bond Fund                                                       -                4,563
   Pegasus Mid-Cap Opportunity Fund                                                     -                7,071
  *Pegasus Managed Assets Balanced Fund                                                 -               15,005
   Pegasus Growth Fund                                                                  -                4,766

Other                                                                               1,296                3,720
                                                                       ------------------     ----------------

Total Investments                                                      $           79,911     $         68,132
                                                                       ==================     ================

       * Denotes that fund is both participant and nonparticipant-directed.

KELLY RETIREMENT PLUS

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars)
--------------------------------------------------------------------------------

2.     INVESTMENTS (CONTINUED)

       During 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by a net $8,286.

                                                                                                                           1999
                                                                                                                        ---------
Marketable Securities:
   Common Stock - Kelly Services, Inc.                                                                                  $    (240)

Collective Funds:
   Contribution Money Market Fund                                                                                               -
   Fidelity Cash Portfolio                                                                                                      -

Registered Investment Companies:
   Stable Asset Income Fund                                                                                                   316
   One Group Intermediate Bond Fund                                                                                          (184)
  *One Group Investor Growth & Income Fund                                                                                  1,308
   One Group Equity Index Fund                                                                                              3,664
   One Group Large Cap Growth Fund                                                                                          1,338
   One Group Diversified Mid Cap Fund                                                                                         693
   One Group Mid Cap Value Fund                                                                                               124
   Pegasus Equity Index Fund                                                                                                1,570
   Pegasus Intermediate Bond Fund                                                                                             (56)
   Pegasus Mid-Cap Opportunity Fund                                                                                             -
  *Pegasus Managed Assets Balanced Fund                                                                                      (358)
   Pegasus Intrinsic Value Fund                                                                                              (183)
   Pegasus Growth Fund                                                                                                        294
                                                                                                                        ---------

Total Investments                                                                                                       $   8,286
                                                                                                                        =========



       * Denotes that fund is both participant and nonparticipant-directed.

KELLY RETIREMENT PLUS

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars)
--------------------------------------------------------------------------------

3.     NONPARTICIPANT-DIRECTED INVESTMENTS

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                                   1999                    1998
                                                                            ------------------      ------------------
Net Assets:
   Investments:
      One Group Investor Growth & Income Fund                               $           16,233      $                -
      Pegasus Managed Assets Balanced Fund                                                   -                  13,964
   Contribution Receivable                                                               1,967                   1,998
                                                                            ------------------      ------------------
Net Assets Available for Benefits                                           $           18,200      $           15,962
                                                                            ==================      ==================


                                                                                     1999
                                                                                --------------
Changes in Net Assets:
   Contributions                                                                $        2,107
   Interest                                                                                  1
   Dividends                                                                               500
   Net appreciation                                                                        866
   Benefits paid to participants                                                        (1,234)
   Transfers to participant-directed investments                                            (2)
                                                                                --------------
                                                                                $        2,238
                                                                                ==============


4.     PLAN DESCRIPTION

       The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL
       The Plan, established on January 2, 1989 and amended and restated effective January 1, 1990 and January 1, 1993, provides benefits to eligible employees according to the provisions of the Plan agreement. All eligible employees, as defined by the Plan, are eligible to participate upon completion of one year of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS
       The Plan consists of two parts: Part I is a defined contribution plan, under which the Company may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company. The contribution to the Plan for 1999 represented 2% of participants' eligible wages for the year. Part II is a Section 401(k) savings plan, which enables participants to contribute to the Plan using pre-tax dollars, with the Company matching $.50 per dollar of their contribution up to 4% of eligible pay.

KELLY RETIREMENT PLUS

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars)
--------------------------------------------------------------------------------

4.     PLAN DESCRIPTION (CONTINUED)

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       PLAN ADMINISTRATION
       The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Executive Vice President and Chief Financial Officer and the Senior Vice Presidents in charge of Human Resources and Legal and serves at the pleasure of the Board.

       INVESTMENT OPTIONS
       Part I contributions are invested by the trustee as directed by the committee and are held in the One Group Investor Growth & Income Fund, formerly in the Pegasus Managed Assets Balanced Fund. Rollover contributions from other qualified plans are deposited into the Contribution Money Market Fund until allocated to participant elected investment options. Part II contributions are directed by the participant among any of the following funds held with the trustee (effective 4/1/99, the Plan's investments in Pegasus Funds were liquidated and all amounts were invested in the comparable One Group Mutual Funds):

       ONE GROUP EQUITY INDEX FUND (FORMERLY PEGASUS EQUITY INDEX FUND) - This fund seeks investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Stock Price Index of common stocks.

       ONE GROUP INTERMEDIATE BOND FUND (FORMERLY PEGASUS INTERMEDIATE BOND
       FUND) - This fund seeks to maximize total rate of return while providing relative stability of principal by investing predominantly in both domestic and foreign intermediate-term debt securities. The weighted average maturity of bonds in the fund is between three and six years.

       ONE GROUP DIVERSIFIED MID CAP FUND (FORMERLY PEGASUS MID CAP OPPORTUNITY
       FUND) - This fund seeks long-term capital growth by investing primarily in equity securities of companies with intermediate capitalizations.

       ONE GROUP INVESTOR GROWTH & INCOME FUND (FORMERLY PEGASUS MANAGED ASSETS BALANCED FUND) - This fund seeks long-term capital appreciation and growth of income by investing primarily in a diversified group of One Group mutual funds which invest primarily in equity securities.

       ONE GROUP MID CAP VALUE FUND (FORMERLY PEGASUS INTRINSIC VALUE FUND) - This fund seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.

       ONE GROUP LARGE CAP GROWTH FUND (FORMERLY PEGASUS GROWTH FUND) - This fund seeks to provide current income while seeking capital growth by investing primarily in common stocks of U.S. companies with dominant market position in their industries and that have a record of paying regular dividends on common stock or have the potential of capital appreciation.

KELLY RETIREMENT PLUS

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars)
--------------------------------------------------------------------------------

4.     PLAN DESCRIPTION (CONTINUED)

       STABLE ASSET INCOME FUND - This fund provides a portfolio of various types of investment contracts issued by insurance companies, banks and other financial institutions. It provides price and income stability and reduces volatility.

       KELLY STOCK FUND - This fund allows for investment in the Company's Class A non-voting common stock. A portion of the investments are held in the Fidelity Cash Portfolio money market fund.

       VESTING
       Participants become fully vested in Company contributions upon attainment of age sixty-five or completion of five years of service, whichever occurs first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately. The value of the vested portion of participants' accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant's account exceeds five thousand dollars (or such other amount to be prescribed in regulations by the Secretary of the Treasury or his delegate), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts five thousand dollars or less are paid in an immediate lump-sum distribution.

       PARTICIPANT FORFEITURES
       Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant's account in the event of rehire or (2) reduce the employer Part I profit-sharing or matching contribution. The Plan administrator offset the employer Part I profit-sharing contribution with the forfeiture balance of $633 and $270 at December 31, 1999 and 1998, respectively, by allocating these amounts among the participant accounts.

5.     PRIORITIES ON PLAN TERMINATION

       In the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.

KELLY RETIREMENT PLUS

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars)
--------------------------------------------------------------------------------

6.     RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                          December 31,
                                                                                   1999                   1998
                                                                            ------------------     -----------------
Net assets available for benefits per the financial
    statements                                                              $           82,183     $          70,159
Amounts allocated to withdrawing participants                                             (934)                 (468)
                                                                            ------------------     -----------------

Net assets available for benefits per the Form 5500                         $           81,249     $          69,691
                                                                            ==================     =================



       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                                     Year ended
                                                                                                     December 31,
                                                                                                         1999
                                                                                                   ---------------

Benefits paid to participants per the financial statements                                         $         7,288
Add - Amounts allocated to withdrawing participants
    at December 31, 1999                                                                                       934
Less - Amounts allocated to withdrawing participants
    at December 31, 1998                                                                                      (468)
                                                                                                   ---------------

Benefits paid to participants per the Form 5500                                                    $         7,754
                                                                                                   ===============



       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


7.     FEDERAL INCOME TAX STATUS

       The Internal Revenue Service (IRS) has determined that the Plan, as amended and restated effective January 1, 1993, meets the requirements of
       Section 401(a) of the Internal Revenue Code (the Code) and is exempt from federal income tax under Section 501(a) of the Code. Management believes that the Plan is currently being operated in compliance with relevant regulations to maintain its qualified status.


8.     PARTY-IN-INTEREST TRANSACTIONS

       Investments are held in mutual funds sponsored by Bank One, the Plan trustee, and all investment transactions are conducted through Bank One. All transactions with Bank One are considered party-in-interest transactions, however, these transactions are not considered prohibited transactions under ERISA.

KELLY RETIREMENT PLUS                                                 SCHEDULE I


FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES YEAR ENDED DECEMBER 31, 1999


---------------------------------------------------------------------------------------------------------------------------

                     IDENTITY OF ISSUER,               DESCRIPTION OF INVESTMENT, INCLUDING
 PARTY-IN             BORROWER, LESSOR                   MATURITY DATE, RATE OF INTEREST,                        CURRENT
 INTEREST             OR SIMILAR PARTY                   COLLATERAL, PAR OR MATURITY VALUE         COST           VALUE
    (A)                      (B)                                        (C)                         (D)            (E)
----------  ----------------------------------------  ---------------------------------------  -------------  ------------
     *      One Group Investor Growth & Income Fund           1,305,127.566 shares             $ 16,802,716    $17,958,555

     *      One Group Equity Index Fund                         947,366.205 shares                 **           31,765,189

     *      One Group Intermediate Bond Fund                    435,531.944 shares                 **            4,377,096

     *      One Group Diversified Mid Cap Fund                  385,425.123 shares                 **            7,438,705

     *      Stable Asset Income Fund                             25,092.413 shares                 **            6,272,100

     *      Kelly Services, Inc. Common Stock                        49,307 shares                 **            1,251,452

     *      One Group Mid Cap Value Fund                        152,308.544 shares                 **            1,983,057

     *      One Group Large Cap Growth Fund                     321,082.842 shares                 **            8,820,146

     *      Contribution Money Market Fund                         3,393.23 shares                 **                3,393

            Fidelity Cash Portfolio                               41,627.06 shares                 **               41,627

                                                                                                               -----------

                                                                                                               $79,911,320
                                                                                                               ===========

*  Indicates party-in-interest
** Not required per Department of Labor reporting

KELLY RETIREMENT PLUS                                                SCHEDULE II


FORM 5500 - SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 1999

-----------------------------------------------------------------------------------------------------------------------------

                                                          DESCRIPTION OF ASSET
               IDENTITY OF PARTY                       (INCLUDE INTEREST RATE AND             PURCHASE            SELLING
                   INVOLVED                           MATURITY IN CASE OF A LOAN)              PRICE               PRICE
                      (A)                                         (B)                           (C)                 (D)
------------------------------------------------  -----------------------------------      --------------     ---------------

1.  A single transaction within plan year         One Group Investor Growth & Income
    in excess of 5% of current value of           Purchase/Individual                      $14,729,355.10
    Plan assets:
                                                  Pegasus Managed Assets Balanced A
                                                  Sale/Individual                                              $14,722,361.11

2.  Any series of transactions (other than
    with respect to securities) with, or
    conjunction with, the same person which
    amount in the aggregate to more than 5% of current value of Plan assets:
          None

3.  A series of transactions within the Plan      One Group Investor Growth & Income
    year with respect to securities of the        68 sales                                                       1,386,277.07
    same issue which amount in the                76 purchases                              18,151,269.14
    aggregate to more than 5% of the
    current value of Plan assets:                 Pegasus Managed Assets Balanced A
                                                  20 sales                                                      14,938,494.70
                                                  24 purchases                               1,110,587.14

4.  Any transaction with respect to
    securities with, or in conjunction with, a person if single transaction with such person exceeds 5% of the current value of Plan assets:
          None

------------------------------------------------------------------------------------------------------------------------------

                                                          DESCRIPTION OF ASSET
               IDENTITY OF PARTY                       (INCLUDE INTEREST RATE AND              COST OF             NET GAIN
                   INVOLVED                           MATURITY IN CASE OF A LOAN)               ASSET              OR (LOSS)
                      (A)                                         (B)                            (E)                 (F)
------------------------------------------------  -----------------------------------      --------------      ---------------

1.  A single transaction within plan year         One Group Investor Growth & Income
    in excess of 5% of current value of           Purchase/Individual                       $14,729,355.10
    Plan assets:
                                                  Pegasus Managed Assets Balanced A
                                                  Sale/Individual                            17,458,272.37     $(2,735,911.26)

2.  Any series of transactions (other than
    with respect to securities) with, or
    conjunction with, the same person which
    amount in the aggregate to more than 5% of current value of Plan assets:
          None

3.  A series of transactions within the Plan      One Group Investor Growth & Income
    year with respect to securities of the        68 sales                                    1,347,663.24          38,613.83
    same issue which amount in the                76 purchases                               18,151,269.14
    aggregate to more than 5% of the
    current value of Plan assets:                 Pegasus Managed Assets Balanced A
                                                  20 sales                                   17,700,760.44      (2,762,265.74)
                                                  24 purchases                                1,110,587.14

4.  Any transaction with respect to
    securities with, or in conjunction with, a person if single transaction with such person exceeds 5% of the current value of Plan assets:
          None

                                 Exhibit Index
                                 -------------

Exhibit No.                   Description
-----------                   -----------
    23.1                      Consent of Independent Accountants